PRICER

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PR ... ASE

from I ... 06016890 ... r 8, 2006


SEC MAIL PROCESSING
RECEIVED
2006
WASH. D.C.
160
SECTION

Metro Cash & Carry moves to Pricer's new ESL generation

– frame agreement worth about SEK 75 Million

Metro, the world's third largest retailer, has selected Pricer to upgrade its German Cash & Carry division with next generation Electronic Shelf Label (ESL) systems. After a full review of ESL solutions, Metro has again chosen Pricer to supply their Cash & Carry stores beginning in third quarter 2006 through to 2009. The first orders have been placed for a total value of about SEK 20 Million taking place during 2006. The frame agreement has an estimated total value of approximately SEK 75 Million over three years.

Metro was the first major retailer in the world to roll out ESL. In 1996 – 1999, ESLs were deployed throughout their Cash & Carry stores in Germany. Today, all 58 Cash & Carry stores are equipped with the Pricer ESL system with approximately 2,2 million ESLs.

The migration is composed of the new ESL generation offering Metro the highest visual display quality coupled with Pricer's communication platform upgrade. This will enable Metro to optimize shelf edge pricing and stock communication, while laying the foundation for third-generation devices.

"After successfully implementing the Pricer PromoLine system in the late 90's, Metro is leading again by being the first retailer to migrate its installed base to our next generation ESL and infrastructure technology. This decision is another endorsement of our strengths and focus on delivering scalable customizable ESL solutions to the world's leading retailers. It is what sets us apart from other ESL vendors, and we are proud of the trust that Metro continues to place in us and our products", says Jan Forssjö, President and CEO of Pricer.

A key component of this deal is Metro's decision to expand their ESL implementation and increase efficiency in their Cash & Carry operations also in other countries. Two pilot programs will be powered by Pricer's new Continuum ESL technology and are expected to go live in 2006 with one store in France and one in Portugal. "This is a natural step as they increase their reliance on ESL as a pricing and stock tool," says Göran Fryklund, Worldwide Key Account Manager for Metro. "By choosing the new Continuum generation Metro can benefit from more functionality and take advantage of new opportunities in information & display trends, both today and in the future."

The Continuum ESL solution with its higher memory and display capacity provides PowerPoint* like communication at the shelf edge, termed ADS (Automated Display Slideshows), offering more flexibility and animation to product offering, from bonus points & rewards to in store margin information and commission schemes.

Metro Group operates more than 2,100 locations in 30 countries and employs approximately 250,000 people worldwide. The company is divided into four business units Cash & Carry, Food Retailing, Nonfood Specialty Stores and Department Stores, serving both businesses and consumers. Brand names like Metro Cash & Carry, Real, Extra, Media Markt, Saturn and Galeria Kaufhof are all well known in the market.

* Power Point is a product and a brand owned by Microsoft Corporation

For further information, please contact:

Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

***Pricer** offers solutions for more efficient and secure price information through electronic information systems to the retail industry. The Pricer system significantly improves consumer benefit and store productivity. Pricer, founded in 1991 in Uppsala, Sweden, is the leading supplier of electronic display and information systems to the retail industry.*

Offering the most complete ESL solution Pricer has over 3000 installations across three continents. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O list of the Stockholm Stock Exchange. For further information, please visit Pricer's website. A subscription service for online news releases via e-mail is available on the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993